Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Hennessy Advisors, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, common stock, no par value per share (“Common Stock”).

DESCRIPTION OF COMMON STOCK

The following is a description of the rights of the Common Stock and related provisions of the Company’s Amended and Restated Articles of Incorporation (the “Articles”) and Fifth Amended and Restated Bylaws (the “Bylaws”) and applicable California law. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, Bylaws, and applicable California law.

Common Stock

The Company is authorized to issue up to 22,500,000 shares of Common Stock.

Fully Paid and Nonassessable

All of the outstanding shares of Common Stock are fully paid and nonassessable.

Voting Rights

The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by such holders. Holders of shares of Common Stock are not entitled to cumulative voting rights.

Dividends

Subject to preferences to which holders of any preferred stock the Company may issue may be entitled, the holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors, in its discretion, from funds legally available therefor.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution, or winding up of the Company, holders of shares of Common Stock would be entitled to share in the Company’s assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. The rights, preferences, and privileges of the holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may issue in the future.

No Preemptive or Similar Rights

Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to shares of Common Stock.

Anti-Takeover Provisions of the Bylaws and California Law

Provisions of the Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which shareholders might otherwise receive a premium for their shares or transactions that its shareholders might otherwise deem to be in their best interests. Among other things, the Bylaws:

•  provide that, except for a vacancy caused by the removal of a director as provided in the Bylaws, a vacancy on the Company’s Board of Directors may be filled by a person selected by a majority of the remaining directors then in office, whether or not less than a quorum, or by a sole remaining director; and

•  provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide advance notice in writing in a timely manner.

In addition, as a California corporation, the Company is subject to the provisions of Section 1203 of the California General Corporation Law, which requires the Company to provide a fairness opinion to its shareholders in connection with their consideration of certain proposed “interested party” reorganization transactions.

Listing

The Company’s Common Stock is listed on The NASDAQ Stock Market LLC under the trading symbol “HNNA.”